Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Information on the departure conditions of Olivier Brandicourt, Chief Executive Officer

PARIS – July 26, 2019 – Following Olivier Brandicourt’s decision to claim his pension rights as of September 1, 2019, the Board of Directors on July 26, 2019, acting on the recommendation of the Compensation Committee, has set the conditions relating to the departure of Olivier Brandicourt, in accordance with the compensation policy for the Chief Executive Officer as approved by vote at the Annual General Meeting of shareholders on April 30, 2019 and released in the annual report on Form 20-F.

Compensation with respect to financial year 2019

Fixed compensation

The fixed compensation of Olivier Brandicourt with respect to financial year 2019 will amount to €800,000. This amount was calculated on a prorata temporis basis from January 1, 2019 to August 31, 2019, the date of his termination as Chief Executive Officer.

Variable compensation

The variable compensation of Olivier Brandicourt varies between 0 and 250% of his fixed compensation, with a target of 150%. It is based both on financial indicators (40%) and on the attainment of individual objectives (60%) which were set by the Board of Directors on March 8, 2019.

The attainment rate of each of the qualitative and quantitative objective of Olivier Brandicourt’s variable compensation with respect to financial year 2019 will be assessed by the Board of Directors in the first quarter of 2020, following the closing of the 2019 financial statements. The then determined percentage of variable compensation will be applied to the amount of his fixed compensation calculated on a prorata temporis basis.

In accordance with the provisions of article L. 225-100 of the French Code of commerce, the payment to Olivier Brandicourt of his variable compensation will be submitted for vote at the Annual General Meeting called to approve the 2019 financial statements on April 28, 2020.

Top-up Pension with respect to the top-up pension plan

The Chief Executive Officer is entitled to participate in the Sanofi top-up pension plan falling within the scope of article L. 137-11 of the French Social Security Code, as described more extensively in the Sanofi annual report on Form 20-F.

Provided he is entitled to his pension at a full rate on September 1, 2019 and meets the conditions of the supplementary pension plan, Olivier Brandicourt will receive a top-up pension based on the contingent rights acquired through August 31, 2019.

It is reminded that since January 1, 2017, as approved by vote at the Annual General Meeting on May 10, 2017, the acquisition of contingent rights under the supplementary pension plan is subject to a performance condition related to the attainment rate of the variable portion of the Chief Executive Officer’s compensation.

The estimated amount of the top-up pension as of December 31, 2018 is €491,445. The final value of the top-up pension will be calculated after the Board of Directors has assessed the attainment of variable compensation performance conditions for 2019 and has confirmed the additional rights acquired through August 31, 2019.

In accordance with the compensation policy for the Chief Executive Officer, the payment of this top-up pension is separate from any other termination benefit or non-compete indemnity.

Outstanding equity-based compensation plans

In accordance with the compensation policy for the Chief Executive Officer which provides for a retention of rights in case of retirement, the Board of Directors has confirmed that Olivier Brandicourt will retain his rights to the stock option and performance share awards that are still subject to vesting conditions.

As a reminder, the stock options and performance shares initially awarded remain subject to the other conditions of the plans, including the performance conditions and the non-compete undertaking.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Sanofi Forward-Looking Statements

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